

15047841

SEC ... MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
464

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SEC FILE NUMBER
8- 42417

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____**01/01/14**_____ AND ENDING_____**12/31/14**_____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ally Securities LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 16th Floor

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York   **New York**   **10036**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Beaton   **603-379-2478**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

200 Renaissance Center, Suite 3900	**Detriot**	**MI**	**48243**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant-

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ **Daniel Beaton** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **Ally Securities LLC** _____ , as of _____ **December 31** _____ , 20 **14** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP
_____
Title

_____
Notary Public

Paula A. Abbene
Notary Public, State of New Hampshire
My Commission Expires Dec. 03, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Ally Securities LLC

(A Wholly Owned Subsidiary of Ally Financial Inc.)

Statement of Financial Condition
December 31, 2014
Filed Pursuant to 17a-5(e)(3) as a Public Document, and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3900
200 Renaissance Center
Detroit, MI 48243
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ally Securities LLC
New York, New York 10036

We have audited the accompanying statement of financial condition of Ally Securities LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ally Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 1 to the statement of financial condition, the Company is a wholly owned subsidiary of Ally Financial Inc., and has extensive transactions and relationships with Ally Financial Inc. and its consolidated subsidiaries.

Deloitte & Touche LLP

February 26, 2015

Member of
Deloitte Touche Tohmatsu Limited

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash	$ 15,879,824
Receivable from affiliates	69,373
Prepaid assets	5,000
TOTAL ASSETS	$ 15,954,197

LIABILITIES AND EQUITY

LIABILITIES

Legal and regulatory liabilities	$ 11,061,726
Payable to affiliates	136,389
Accrued expenses	100,000
Total liabilities	11,298,115

EQUITY

Member's equity	271,000,966
Accumulated deficit	(266,344,884)
Total equity	4,656,082
TOTAL LIABILITIES AND EQUITY	$ 15,954,197

See notes to audited financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Ally Securities LLC (the "Company"), a limited liability company under the laws of the State of Delaware and a member of the Financial Industry Regulatory Authority ("FINRA"), is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Ally Financial Inc. ("Ally").

The Company conducts private placements of securities of non-U.S. domiciled reinsurance companies to owners of automobile dealerships on a best-efforts basis, for promoting reinsurance activities of affiliated entities. The Company does not earn revenue from these transactions nor does the Company maintain custody of such securities or customer funds.

The Company has transactions and relationships with Ally and its consolidated subsidiaries. As a result of these arrangements, the Company's financial statement is not necessarily indicative of what the financial condition and accumulated deficit would have been if the Company had not been operating under these affiliate arrangements.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of the Rule as defined.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates and assumptions. In order to prepare the financial statement in accordance with GAAP, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant, including the estimate of legal and regulatory liabilities, are discussed in the *Legal and regulatory liabilities* section below. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Receivable from and payable to affiliates. These amounts represent unsettled balances related to certain transactions with affiliates. See Note 3 for more information.

Legal and regulatory liabilities. Liabilities for legal and regulatory matters are established when those matters present loss contingencies that are both probable and estimable. In cases where we have an accrual for losses, it is our policy to include an estimate for probable and estimable legal expenses related to the case. If, at the time of evaluation, the loss contingency related to a legal or regulatory matter is not both probable and estimable, we do not establish an accrued liability. We continue to monitor legal and regulatory matters for further developments that could affect the requirement to establish a liability or that may impact the amount of a previously established liability.

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

There may be exposure to loss in excess of any amounts recognized. For certain other matters where the risk of loss is determined to be reasonably possible, estimable, and material to the financial statement, disclosure regarding details of the matter and an estimated range of loss is required. The estimated range of possible loss does not represent our maximum loss exposure. Financial statement disclosure is also required for matters that are deemed probable or reasonably possible, material to the financial statement, but for which an estimated range of loss is not possible to determine. While we believe our legal and regulatory liabilities are adequate, the outcome of legal and regulatory proceedings is extremely difficult to predict and we may settle claims or be subject to judgments for amounts that differ from our estimates.

Income Taxes. Ally and its subsidiaries are taxable entities subject to U.S. federal, state, and foreign taxes. The Company joins Ally and its subsidiaries in the filing of a consolidated U.S. federal income tax return as part of the Agreement for the Allocation of United States Federal Income Taxes ("Tax Agreement") between the Company and Ally. Under the Tax Agreement, the Company's tax provision is determined as if the Company were filing a separate U.S. federal income tax return, including an alternative minimum tax calculation. The Company then pays to, or receives from, Ally an amount, which may be adjusted, if Ally's federal income tax liability is affected by the inclusion of the Company in the consolidated federal income tax return. State taxes are recorded as if the Company files on a stand alone basis. The Company is not subject to any foreign taxation.

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities, if any, are recognized for future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their corresponding tax bases. Deferred tax assets and liabilities are calculated using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The monetary effect that any change in tax rates has on deferred tax assets and/or liabilities is recognized in the statement of operations in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. In addition, tax benefits related to positions considered uncertain are recognized only if, based on the technical merits of the issue, the Company is more likely than not to sustain the position and then at the largest amount that is greater than 50% likely to be realized upon ultimate settlement.

3. RELATED PARTY TRANSACTIONS

Ally and Ally Insurance provide the Company administrative services, including equipment rental, data processing, maintenance and other corporate services. An expense sharing agreement has been executed between the Company, Ally and Ally Insurance.

Receivable from affiliates as of December 31, 2014 of $69,373 primarily relates to unsettled funds associated with expenses paid by the Company related to private placements.

Payable to affiliates as of December 31, 2014 of $136,389 primarily relates to unsettled funds associated with professional fees incurred by Ally on behalf of the Company.

On December 11, 2014, the Company made a member distribition of $14,000,000 to Ally.

ALLY SECURITIES LLC
(A Wholly Owned Subsidiary of Ally Financial Inc.)

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. During the year ended December 31, 2014, the Company computed its net capital under the aggregate indebtedness standard which requires a minimum net capital requirement of the greater of $5,000 or $1/15^{th}$ of aggregate indebtedness and requires that the rate of aggregate indebtedness to net capital not exceed 15 to 1, as defined. As of December 31, 2014, the Company's net capital of $4,581,709, exceeded its required net capital by $3,828,501 and the Company's ratio of aggregate indebtedness to net capital was 2.47 to 1.

5. INCOME TAXES

The tax effect of temporary differences that give rise to deferred tax assets and liabilities include the following:

Deferred tax assets:	
Loss carryforwards	$ 100,691,098
Legal Reserves	4,492,113
Gross deferred tax asset	105,183,211
Valuation allowance	(105,183,211)
Total net deferred tax asset	$ -

As of December 31, 2014, a full valuation allowance continues to be recorded against the Company's deferred tax assets as it has been determined that it is more likely than not that such assets will not be realized.

As of December 31, 2014, the Company had federal and state net operating loss carryforwards of $247,751,363. These net operating loss carryforwards expire in the years 2029 - 2034.

There were no unrecognized tax benefits as of December 31, 2014.

6. CONTINGENCIES

The Company may become subject to potential liability under various governmental or proceedings, claims, and legal actions that are pending or otherwise asserted against it. Given the inherent difficulty of predicting the outcome of potential litigation and regulatory matters, it is generally very difficult to predict what the eventual outcome will be, and when the matter would be resolved. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for any such claims. As of the date of this filing, there is no pending material litigation against the Company.

The Company may become involved from time to time in formal and informal reviews, investigations, examinations, proceedings, and information gathering requests, by federal and state government and self-regulatory agencies.

Such requests currently include subpoenas from the U.S. Department of Justice (DOJ) that include a broad request for documentation and other information relating to residential mortgage-backed securities issued by Residential Capital, LLC, a former subsidiary of Ally Financial Inc., and certain of its

subsidiaries (ResCap RMBS). In connection with these requests, the DOJ is investigating potential fraud and other potential legal claims related to ResCap RMBS, including its investigation of potential claims under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989. We are engaged in ongoing discussions with the DOJ with respect to legal and factual aspects of the DOJ's investigations.

7. **SUBSEQUENT EVENTS**

The Company has evaluated for subsequent events through the date of issuance of the financial statement on February 26, 2015.

* * * * * *